seabed-to-surface EARNINGS PRESENTATION THIRD QUARTER ENDED AUGUST 31, 2010 OCTOBER 13, 2010 3:00 PM UK TIME Exhibit 99.2

seabed-to-surface
October 13, 2010
slide 2
Forward-Looking Statements
Forward-Looking Statements:
within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934.  These
statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,”
“forecast”, “project,” “will,” “should,” “seek,” and similar expressions. These statements include, but are not limited to, statements as to the approximate value of the contract award, expectations as to the Group’s performance in 2010, expectations as to Acergy’s approach to costs, risk, pricing, execution and position and direction of the market in 2011, the continued
commercial negotiations relating to the Marathon Volund Project, the impact of the sale and deconsolidation of the Sonamet joint venture, expectations regarding our backlog and pre-backlog, statements regarding the trading outlook, including our visibility for 2010 and 2011, the expected impact of a continued competitive pricing environment, the anticipated Conventional activity levels in West Africa, the anticipation that delayed major SURF contracts will come to market and the timing of the offshore installation phase of such projects, the expectation for SURF contracts to increase in size and complexity in the medium-term, our ability to capture growth opportunities, the expected timing for completion of the proposed Combination with Subsea 7 Inc., the composition of the Board of Directors of the combined Company and the expected date of the Extraordinary General Meeting of shareholders to consider the Combination. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actions by regulatory authorities or other third parties; unanticipated costs and difficulties related to the integration of Acergy S.A. and Subsea 7 Inc. and our ability to achieve benefits therefrom; unanticipated delays, costs and difficulties related to the combination transaction, including satisfaction of closing conditions; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries;
uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage.
Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.
This communication does not constitute an offer to purchase, sell, or exchange or the solicitation of an offer to sell, purchase, or exchange any securities of Subsea 7 or Acergy.
Certain statements made in this announcement may include “forward-looking statements”

seabed-to-surface
October 13, 2010
slide 3
Highlights
Strong quarterly performance:
Continuing operations:
Revenue of $495 million
Adjusted EBITDA
(a)
of $124 million
Adjusted EBITDA
(a)
margin of 24.9%
Net income of $59 million
Diluted EPS of $0.24
Performance reflects:
Timing of operations on projects
Strong execution of contracts signed prior to 2009 with good profit margins
Continued strength of Conventional activity in West Africa
Contract awards improve backlog to $3.5 billion
(a)
Refer to appendix for Adjusted EBITDA and Adjusted EBITDA margin definition and reconciliation to Net operating income and Net income.

seabed-to-surface
October 13, 2010
slide 4
Consistently strong results throughout 2010
Confident of our ability to continue to control costs and deliver very good operational performance
Updated guidance for fiscal year 2010:
On track to meet 2010 revenue expectations
2010 Adjusted EBITDA margin for continuing operations should now be slightly ahead of the 2009 result
Updated Guidance for fiscal year 2010

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October 13, 2010
slide 5
Medium-term fundamentals remain strong
The oil price continues to build confidence in the industry and underpins momentum in our sector
SURF environment is improving:
First of the large SURF contracts awarded, including CLOV to Acergy
Continue to see strong tendering activity worldwide and good growth potential
Anticipate a number of major contracts coming to award late 2010 and in
2011 in West Africa, China, Brazil, Australia and other countries
Given the size and complexity of these new major SURF projects –
offshore installation expected to commence beyond 2011 and in some cases beyond 2012
Could see some delays in the award of major SURF projects in Gulf of
Mexico

seabed-to-surface
October 13, 2010
slide 6
North Sea activity visibility remains somewhat
Significant increase in tendering, especially in the UK
Projects remain slow to come to award in Norway
Pricing environment for shorter-term work remains competitive
Project awards in 2010 expected to create margin headwind in 2011 limited

seabed-to-surface
October 13, 2010
slide 7
Conventional and hook-up activity remains strong
Conventional and hook-up activity in West Africa expected to remain strong in short and medium-term
Acergy’s substantial local presence remains a competitive strength
Supports continuity of activity and maintains good level of backlog
Further activity expected over the next 12 months at good margins seabed-to-surface
October 13, 2010
slide 8
Maintain a disciplined approach to costs, risk and pricing – building quality backlog and executing strongly
2011 – a year of transition:
Good level of activity anticipated
Prior year delays in project awards and competitive market for shorter-
term work could see some impact on overall margins in 2011
New contract awards will drive backlog and momentum
Improvement in margins on these new contracts anticipated but positive impact of this ramp up visible in 2012 and beyond
Acergy in 2011

seabed-to-surface
October 13, 2010
slide 9
Well positioned to capture future growth
In a more challenging market we have achieved our key objective as we remained focused on:
Execution:
Performed strongly and delivered excellent execution for clients in safe and efficient manner
Building large projects backlog:
At the right price and on the right terms
Driving efficiencies:
Reducing costs and improving processes without impeding our ability to grow when market rebounds
Focused on renewal and enhancement of our fleet:
Strong balance sheet and actions have enabled us to capitalise on opportunities to achieve our fleet ambitions
opportunities

seabed-to-surface
October 13, 2010
slide 10
Very please with the progress we have made
We are today where we want and need to be
We have world-class engineering, project management and the
right fleet of assets to support our clients ambitions in all regions and all water depths
Our long-term strategy remains focused on global SURF activities
– significant opportunities lie ahead
Conclusion

seabed-to-surface
October 13, 2010
slide 11
($)
($)
Financial highlights
(a)
Three-Months Ended Nine-Months Ended
In $ millions, except share and per share data
Aug 31,
2010
Unaudited
Aug 31,
2009
Unaudited
Aug 31,
2010
Unaudited
Aug 31,
2009
Unaudited
Continuing operations:
Revenue
495.1 558.3 1,651.8 1,586.9
Adjusted EBITDA 123.5 110.0 380.1 325.0
Gross profit 126.3 115.9 436.2 358.3
Net operating income 88.7 76.9 283.2 229.2
Taxation (30.3) (30.8) (85.7) (62.4)
58.9 64.7 174.3 179.8
5.5 2.0 15.0 4.8
Net income 64.4 66.7 189.3 184.6
Continuing operations 0.24 0.29 0.74 0.89
Discontinued operations 0.03 0.01 0.07 0.03
Total operations  ($) 0.27 0.30 0.81 0.92
206.8m 183.9m 206.6m 183.7m Weighted average number of common shares and common share equivalents outstanding - diluted
Income – continuing operations
Net income – discontinued operations
Refer to appendix for Adjusted EBITDA and Adjusted EBITDA margin definition and reconciliation to Net operating income and Net income.
(a)
Earnings per share – diluted

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October 13, 2010
slide 12
Regional performance – continuing operations
Territory 1 - Acergy Northern Europe and Canada
Third Quarter 2010:
As expected, lower activity levels during the quarter reflecting the ongoing challenging market environment and fewer large projects in installation phase
Good operational progress on the BP Skarv, Deep Panuke, Gjoa Riser, DONG Trym and the DSVi
frame agreement
Lower activity levels and ongoing margin pressure due to prevailing market conditions and the rescheduling of certain vessels for offshore operations, partially offset by good vessel utilisation and strong operational performance across the project portfolio
Commercial negotiations on Marathon Volund Project continue
Quarter ended Aug.31
$m
Nine months ended Aug.31
$m
166
27
217
34
Revenue Net operating income
Q310 Q309
378
20
485
31
Revenue Net operating income
Q310 Q309

seabed-to-surface
October 13, 2010
slide 13
Regional performance – continuing operations
Territory 1 - Acergy Asia and Middle East
Third Quarter 2010:
Lower anticipated activity levels due to the completion of projects which were in their offshore phases in the prior period, partially offset by the final close out of the Pluto Project
Strong contribution from the SapuraAcergy joint venture, reflecting good progress on the
Gumusut Project and the completion of the Iwaki Project during the quarter
Quarter ended Aug.31
$m
82
173
27
144
Revenue Net operating income
Q310 Q309
Nine months ended Aug.31
$m
5
20
43
(0.1)
Revenue Net operating
income/(loss)
Q310 Q309

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October 13, 2010
slide 14
Regional performance – continuing operations
Territory 2 - Acergy Africa and Mediterranean
Third Quarter 2010:
Good operational progress on a number of major projects: PazFlor, Block 17/18, EPC4A,
Angola LNG, and a good contribution from Sonamet, which remained fully consolidated during the quarter
PazFlor commenced offshore operations post quarter end
Acquisition of Antares, a new shallow water barge for conventional activity including pipelay and hook-up projects in West Africa
Quarter ended Aug.31
$m
262
43
244
27
Revenue Net operating income
Q310 Q309
217
920
106
680
Revenue Net operating income
Q310 Q309
Nine months ended Aug.31
$m

seabed-to-surface
October 13, 2010
slide 15
Regional performance – continuing operations
Territory 2 - Acergy North America and Mexico
Third Quarter 2010:
Lower activity levels, partially offset by the contribution from the MEGI project, offshore
Equatorial Guinea
Lower activity levels and the completion of offshore operations on the cross-regional Frade
Project and the Perdido Projects in the third quarter 2009 was partially offset by good progress on the MEGI Project
Quarter ended Aug.31
$m
Nine months ended Aug.31
$m
(0.4)
11
4
13
Q310 Q309
Revenue Net operating (loss)
/ income
Revenue Net operating (loss)
/ income
12
(9)
47
17
Q310 Q309

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October 13, 2010
slide 16
Regional performance – continuing operations
Territory 2 - Acergy South America
Third Quarter 2010:
Activity reflects the ships on long-term service agreements to Petrobras, including the Polar
Queen, which commenced operations in 2010
Good performance on the Polar
Queen,
Pertinacia and Acergy
Harrier,
offset by the Acergy
Condor which was in dry-dock for the quarter
Q3 2009 also reflected the completion of offshore operations on the Frade Project
Acquisition of the Polar Queen during the quarter and the
Pertinacia,
post quarter end both
of which are currently on long-term service contract for Petrobras
Quarter ended Aug.31
$m
5
161
24
225
Revenue Net operating income
Q310 Q309
Nine months ended Aug.31
$m
(4)
46
7
39
Q310 Q309
Revenue Net operating (loss)
/ income

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October 13, 2010
slide 17
(31)
8
24
6
Q310 Q309
Regional performance – continuing operations
Corporate
Third Quarter 2010:
Strong contribution from SHL and a positive albeit lower contribution from NKT Flexibles
Higher professional fees arising from the proposed combination and ongoing legal restructuring organisational optimisation
Revenue Net operating
(loss) / income
Quarter ended Aug.31
$m
Nine months ended Aug.31
$m
6
4
2
5
Revenue Net operating income
Q310 Q309

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October 13, 2010
slide 18
In $ millions Three-Months Ended Nine-Months Ended
Aug 31, 2010
Unaudited
Aug 31, 2010
Unaudited
Net income – total operations
64.4 189.3
Depreciation and amortisation and Impairment
Non cash items
Tax paid
Changes in working capital
34.8
27.6
(11.9)
(0.6)
96.9
(25.9)
(55.5)
(139.7)
Net cash generated from operating activities 114.3 65.1
Capital expenditure
Payment for intangible assets
Proceeds from sale of assets (net of costs of sale)
Dividends from associates & JVs
Increase in investment in non-consolidated JVs
(169.6)
(0.7)
-
14.3
-
(355.6)
(5.6)
0.9
28.3
(14.0)
Net cash used in investing activities (156.0) (346.0)
Repayment of borrowings and issuance costs
Exercise of share options
Interest paid on convertible loan note
Dividends paid to shareholders
Dividends paid to minority interests
(18.4)
0.4
-
(42.2)
-
(16.8)
2.6
(5.6)
(42.2)
(9.8)
Net cash used in financing activities (60.2) (71.8)
Effect of exchange rate changes on cash 8.2 (34.3)
Change in cash and cash equivalents  (93.7) (387.0)
Cashflow highlights

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October 13, 2010
slide 19
Balance sheet highlights
In $ millions as at
Aug 31,
2010
Unaudited
November
30, 2009
Audited
(1)
Aug 31,
2009
Unaudited
Property, plant and equipment 1,202.3 821.8 845.4
Interest in associates and joint ventures 194.4 190.3 175.1
Trade and other receivables 367.4 297.9 304.7
Assets held for sale 242.8 263.6 243.6
Other accrued income and prepaid expenses 162.4 212.8 219.2
Cash and cash equivalents 547.9 907.6 807.0
Other assets 134.4 139.1 126.2
Total assets 2,851.6 2,833.1 2,721.2
Total equity 1,079.6 1,099.2 1,002.6
Non-current portion of borrowings 430.3 415.8 411.2
Trade and other payables 577.0 624.1 545.6
Deferred revenue 282.5 279.8 319.9
Current tax liabilities 128.2 97.9 114.2
Liabilities directly associated with assets held for sale 166.9 174.9 173.4
Other liabilities 187.1 141.4 154.3
Total liabilities 1,772.0 1,733.9 1,718.6
Total equity and liabilities 2,851.6 2,833.1 2,721.2
(1)
(2)
(2)
As at August 31, 2010 cash balances of $547.9 million exclude $76.3 million relating to Sonamet which as at this date is classified as an asset held for sale.
These figures have been extracted from the Audited Consolidated Financial Statements for 2009.

seabed-to-surface
October 13, 2010
slide 20
Acergy and Subsea 7 Combination
Proposed combination will create a global leader in seabed-to-
surface engineering and construction
Positive feedback from shareholders, clients and our people
On track with plans:
Combination EGM – November 9, 2010
Fillings submitted to relevant competition authorities
Unconditional clearance granted by US and Norwegian authorities
Currently anticipate completion in January 2011, subject to shareholder approval and other customary closing conditions
Significantly enhanced capabilities of the enlarged combined Group
Even better positioned to benefit from market upturn beyond 2011 seabed-to-surface October 13, 2010 slide 21 Appendices

seabed-to-surface
October 13, 2010
slide 22
Major project progression
Continuing Projects >$100m, between 5% and 95% complete
as at August 31, 2010 - excl. long-term ship charters
0% 20% 40% 60% 80% 100%
Gumusut (Malaysia)
Deep Panuke (Canada)
Oso (Nigeria)
Block 17/18 (Angola)
ALNG (Angola)
PazFlor (Angola)
EPC4A (Nigeria)
Moho Bilondo (Congo)
Acergy AFMED Acergy NEC SapuraAcergy JV

seabed-to-surface
October 13, 2010
slide 23
Backlog by Segment
SAM
16%
NEC
8%
AFMED
75%
Backlog by Service Capability
Backlog analysis – continuing operations
Backlog by Award Date
<2007
7%
2010
49%
2009
25%
2008
19%
Backlog by Execution Date
2011
48%
2012+
37%
2010
15%
In $ millions as at: Aug.31.10 May.31.10 Aug.31.09
Backlog
(1)
3,496 2,251 2,628
Pre-Backlog
(2)
214 205 42
(1)
Backlog excludes amounts related to discontinued operations as of Aug.31.10: $14 million, May.31.10: $15 million, Aug.31.09: $72 million
(2)
Pre-backlog reflects the stated value of letters of intent and the expected value of escalations on frame agreements
Conventional
23%
IMR/
Survey
2%
NAMEX
1%
SURF
75%

seabed-to-surface
October 13, 2010
slide 24
Segmental analysis – continuing operations
Territory 1 Territory 2 For the three months
ended August 31, 2010
In $ millions
Acergy
NEC
Acergy
AME
Acergy
AFMED
Acergy
NAMEX
Acergy
SAM
Acergy
Corporate
Total –
continuing
operations
Revenue 165.9 4.7 262.0 10.9 45.8 5.8 495.1
Net operating (loss) / income 26.5 19.9 43.1 (0.4) (4.0) 3.6 88.7
   Investment income 3.1
   Other gains and losses 2.5
   Finance costs (5.1)
Net income before taxation from continuing operations  89.2

Territory 1 Territory 2 For the three months
ended August 31, 2009
In $ millions
Acergy
NEC
Acergy
AME
Acergy
AFMED
Acergy
NAMEX
Acergy
SAM
Acergy
Corporate
Total –
continuing
operations
Revenue 216.6 43.2 243.7 13.3 39.3 2.2 558.3
Net operating (loss) / income  34.1 (0.1) 27.2 4.1 6.5 5.1 76.9
    Investment income 1.4
    Other gains and losses 25.1
    Finance costs (7.9)
Net income before taxation from continuing operations 95.5

seabed-to-surface
October 13, 2010
slide 25
Segmental analysis – continuing operations
Territory 1 Territory 2 For the nine months
ended August 31, 2010
In $ millions
Acergy
NEC
Acergy
AME
Acergy
AFMED
Acergy
NAMEX
Acergy
SAM
Acergy
Corporate
Total –
continuing
operations
Revenue 377.6 173.4 919.8 11.8 161.0 8.2 1,651.8
Net operating (loss) / income 20.1 81.9 217.2 (9.3) 4.6 (31.3) 283.2
   Investment income 7.2
   Other gains and losses (12.4)
   Finance costs (18.0)
Net income before taxation from continuing operations  260.0

Territory 1 Territory 2 For the nine months
ended August 31, 2009
In $ millions
Acergy
NEC
Acergy
AME
Acergy
AFMED
Acergy
NAMEX
Acergy
SAM
Acergy
Corporate
Total –
continuing
operations
Revenue 485.3 144.0 679.6 46.8 225.3 5.9 1,586.9
Net operating (loss) / income  31.1 27.4 105.9 16.8 24.3 23.7 229.2
    Investment income 4.8
    Other gains and losses 31.1
    Finance costs (22.9)
Net income before taxation from continuing operations 242.2

seabed-to-surface
October 13, 2010
slide 26
Positive contribution from the Mexilhao Trunkline Project
Discontinued operations performance
Quarter ended Aug.31
$m
8
8
5
36
Revenue Net operating income
Q310 Q309
46
21
85
11
Revenue Net operating income
Q310 Q309
Nine months ended Aug.31
$m

seabed-to-surface
October 13, 2010
slide 27
Adjusted EBITDA
(a)
Adjusted EBITDA:
income taxation, depreciation and amortisation) as net income from continuing operations plus finance costs, other gains and losses, taxation, depreciation and amortisation and adjusted to exclude investment income and impairment of property, plant and equipment and intangibles. Adjusted EBITDA margin from continuing operations is defined as Adjusted
EBITDA divided by revenue from continuing operations.  Management believes that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are important indicators of our operational strength and the performance of our business. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations have not been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB nor as adopted for use in the
European Union.  These non-IFRS measures provide management with a meaningful comparison amongst our various regions, as they eliminate the effects of financing and depreciation.  Adjusted EBITDA margin from continuing operations may also be a useful ratio to compare our performance to our competitors and is widely used by shareholders and analysts following the Group’s performance. However, Adjusted EBITDA and Adjusted EBITDA margin from continuing operations as presented by the Group may not be comparable to similarly titled measures reported by other companies.
Such supplementary adjustments to EBITDA may not be in accordance with current practices or the rules and regulations adopted by the US Securities and Exchange Commission (the “SEC”) that apply to reports filed under the Securities
Exchange Act of 1934.  Accordingly, the SEC may require that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations be presented differently in filings made with the SEC than as presented in this release, or not be presented at all. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are not measures determined in accordance with IFRS and should not be considered as an alternative to, or more meaningful than, net income (as determined in accordance with IFRS), as a measure of the Group’s operating results or cash flows from operations (as determined in accordance with IFRS) or as a measure of the Group’s liquidity.  The reconciliation of the Group’s net income from continuing operations to Adjusted EBITDA from continuing operations is included in this release.  This release also includes a supplemental calculation of Adjusted EBITDA from continuing operations calculated as net operating income from continuing operations, plus depreciation and amortisation and impairment charges on property, plant and equipment and intangibles.  Management believes that this supplemental presentation of Adjusted EBITDA from continuing operations is also useful as it is more in line with the presentation of similarly titled measures by companies within Acergy’s peer group and therefore believes it to be a helpful calculation for those evaluating companies within
Acergy’s industry.  Adjusted EBITDA for discontinued operations is calculated as per methodology outlined above.
Adjusted EBITDA for total operations is the total of continuing operations and discontinued operations.
The Group calculates Adjusted EBITDA from continuing operations (adjusted earnings before interest,

seabed-to-surface
October 13, 2010
slide 28
Reconciliation of Net Income to Adjusted EBITDA
Three-Months Ended
Aug 31, 2010
Three-Months Ended
Aug 31, 2009
In $ millions (except percentages)
Continuing Discontinued
Total
operations
Continuing Discontinued
Total
operations
Net income
58.9 5.5 64.4 64.7 2.0 66.7
Depreciation and amortisation 27.8 - 27.8 33.1 - 33.1
Impairments
7.0 - 7.0 - - -
Investment income (3.1) - (3.1) (1.4) - (1.4)
Other gains and losses (2.5) - (2.5) (25.1) (0.2) (25.3)
Finance costs 5.1 - 5.1 7.9 - 7.9
Taxation
30.3 2.0 32.3 30.8 2.7 33.5
Adjusted EBITDA 123.5 7.5 131.0 110.0 4.5 114.5
Revenue  495.1 8.1 503.2 558.3 36.3 594.6
Adjusted EBITDA % 24.9% 92.6% 26.0% 19.7% 12.4% 19.3%
Nine-Months Ended
Aug 31, 2010
Nine-Months Ended
Aug 31, 2009
In $ millions (except percentages)
Continuing Discontinued
Total
operations
Continuing Discontinued
Total
operations
Net income
174.3 15.0 189.3 179.8 4.8 184.6
Depreciation and amortisation 86.1 - 86.1 95.8 - 95.8
Impairments
10.8 - 10.8 - - -
Investment income (7.2) - (7.2) (4.8) - (4.8)
Other gains and losses 12.4 0.2 12.6 (31.1) 2.2 (28.9)
Finance costs
18.0 - 18.0 22.9 - 22.9
Taxation
85.7 5.6 91.3 62.4 3.9 66.3
Adjusted EBITDA 380.1 20.8 400.9 325.0 10.9 335.9
Revenue  1,651.8 45.5 1,697.3 1,586.9 85.3 1,672.2
Adjusted EBITDA % 23.0% 45.7% 23.6% 20.5% 12.8% 20.1%

seabed-to-surface
October 13, 2010
slide 29
Reconciliation of Net Operating Income to
Adjusted EBITDA
Three-Months Ended
Aug.31, 2010
Three-Months Ended
Aug 31, 2009
In $ millions (except percentages)
Continuing Discontinued
Total
operations
Continuing Discontinued
Total
operations
Net operating income
88.7 7.5 96.2 76.9 4.5 81.4
Depreciation and amortisation 27.8 - 27.8 33.1 - 33.1
Impairments
7.0 - 7.0 - - -
Adjusted EBITDA
123.5 7.5 131.0 110.0 4.5 114.5
Revenue  495.1 8.1 503.2 558.3 36.3 594.6
Adjusted EBITDA % 24.9% 92.6% 26.0% 19.7% 12.4% 19.3%
Nine-Months Ended
Aug 31, 2010 Aug 31, 2009
In $ millions (except percentages) Continuing Discontinued
Total
operations
Continuing Discontinued
Total
operations
Net operating income 283.2 20.8 304.0 229.2 10.9 240.1
Depreciation and amortisation
86.1 - 86.1 95.8 - 95.8
Impairments 10.8 - 10.8 - - -
Adjusted EBITDA 380.1 400.9 325.0 10.9 335.9
Revenue 1,651.8 45.5 1,697.3 1,586.9 85.3 1,672.2
Adjusted EBITDA % 23.0% 45.7% 23.6% 20.5% 12.8% 20.1%
20.8
Nine-Months Ended